Schedule A

Transactions in Securities of the Issuer During the Past Sixty Days

		Avg.
	Number of	Price per
Nature of Transaction	Shares	Share ($)	Date
Sale of Common Stock	30,623	$4.21	12/17/2024
Sale of Common Stock	35,100	$4.05	12/18/2024